                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


                  The Louisiana Land and Exploration Company
           ---------------------------------------------------------
                               (Name of Issuer)


                            Shares of Common Stock
                       --------------------------------
                        (Title of Class of Securities)


                                   546268103
                      ----------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 15, 1995
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 546268103

--------------------------------------------------------------------------------

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member     (a)  _______________________
     of a Group (See Instructions)
                                               (b)  _______________________

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)             N/A (see Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

--------------------------------------------------------------------------------
     Number of Shares    (7)  Sole Voting Power
     Beneficially Owned       ----------------------
     by Each Reporting
     Person With         (8)  Shared Voting Power
                              ----------------------
                              2,928,100

                         (9)  Sole Dispositive Power
                              ----------------------

                         (10) Shared Dispositive Power
                              ------------------------
                              2,928,100

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,928,100

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 8.75%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      HC, CO

--------------------------------------------------------------------------------

                                    2 of 11

                                 CUSIP NO. 546268103

--------------------------------------------------------------------------------

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                        Fund American Enterprises, Inc.
                                  51-0328932

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member     (a)  _______________________
     of a Group (See Instructions)
                                               (b)  _______________________

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      N/A (see Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------
--------------------------------------------------------------------------------

     Number of Shares                   (7)  Sole Voting Power
     Beneficially Owned                      -----------------
     by Each Reporting
     Person With                        (8)  Shared Voting Power
                                             -------------------
                                             596,565

                                        (9)  Sole Dispositive Power
                                             ----------------------

                                        (10) Shared Dispositive Power
                                             ------------------------
                                             596,565

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         596,565

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 1.78%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            CO

--------------------------------------------------------------------------------

                                    3 of 11

                              CUSIP NO. 546268103

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                                  FFOG, Inc.
                                  51-0301710

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)  _______________________
     of a Group (See Instructions)
                                             (b)  _______________________

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      N/A (see Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization    Delaware
                                             --------

--------------------------------------------------------------------------------

     Number of Shares                        (7)  Sole Voting Power
     Beneficially Owned                           ----------------------
     by Each Reporting
     Person With                             (8)  Shared Voting Power
                                                  ----------------------
                                                  2,331,535

                                             (9)  Sole Dispositive Power
                                                  ----------------------

                                             (10) Shared Dispositive Power
                                                  ------------------------
                                                  2,331,535

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  2,331,535

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 6.97%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)         CO

--------------------------------------------------------------------------------

                                    4 of 11

                              CUSIP NO. 546268103

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Source One Mortgage Services Corporation
                                   38-2011419

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)  _______________________
     of a Group (See Instructions)
                                             (b)  _______________________

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      N/A (see Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


(6)  Citizenship or Place of Organization    Delaware
                                             --------

--------------------------------------------------------------------------------

     Number of Shares                        (7)  Sole Voting Power
     Beneficially Owned                           ----------------------
     by Each Reporting
     Person With                             (8)  Shared Voting Power
                                                  ----------------------
                                                         0

                                             (9)  Sole Dispositive Power
                                                  ----------------------

                                             (10) Shared Dispositive Power
                                                  ------------------------
                                                         0

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       0

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  0%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)       CO

--------------------------------------------------------------------------------

                                    5 of 11

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 8 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D ("THE SCHEDULE 13D") WITH THE SECURITIES AND EXCHANGE COMMISSION, AS SUBSEQUENTLY AMENDED. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.



                                    6 of 11

                                    7 of 11

Iten 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1. Board Nominee Letter dated November 15, 1995 from Fund American Enterprises Holdings, Inc. to H. Leighton Steward, Chairman and Chief Executive Officer of the Issuer which was incompletely filed pursuant to Amendment No. 7.

                                    8 of 11

                                   SIGNATURE

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 15, 1995

                                  FUND AMERICAN ENTERPRISES HOLDINGS, INC.



                                  BY:
                                     ---------------------------------------
                                     Name:  Michael S. Paquette
                                     Title: Vice President and Controller



                                  FUND AMERICAN ENTERPRISES, INC.



                                  BY:
                                     ---------------------------------------
                                     Name:  Terry L. Baxter
                                     Title: President and Secretary



                                  FFOG, INC.



                                  BY:
                                     ---------------------------------------
                                     Name:  Michael S. Paquette
                                     Title: Vice President and Secretary



                                    9 of 11

                                 SCHEDULE I TO SCHEDULE 13D
                                 --------------------------

         Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE"), and FFOG, Inc. ("FFOG") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.


                                                                 Present
Name and                                                    Principal Occupation
Business Address                 Office                        or Employment
----------------                 ------                     --------------------
FAEH

Dennis P. Beaulieu               Corporate Secretary       Corporate Secretary
Fund American Enterprises        of FAEH                   of FAEH
   Holdings, Inc.
The 1820 House, Main Street
Norwich  VT  05055-0850

John J. Byrne                    Chairman of the Board,    Chairman of the Board,
Fund American Enterprises        President & Chief         President & Chief
   Holdings, Inc.                Executive Officer of      Executive Officer of
The 1820 House, Main Street      FAEH, Chairman of the     FAEH
Norwich  VT  05055-0850          Board of FAE and FFOG

Howard L. Clark                  Director                  Retired
200 Park Avenue, Suite 4501      of FAEH
New York  NY  10166

Howard L. Clark, Jr.             Director                  Vice Chairman of Lehman
Lehman Brothers Holdings Inc.    of FAEH                   Brothers Holdings Inc.
American Express Tower
New York  NY  10128

Robert P. Cochran                Director                  President & Chief
Financial Security Assurance     of FAEH                   Executive Officer of
   Holdings Ltd.                                           Financial Security Assurance
350 Park Avenue                                            Holdings Ltd.
New York  NY  10022

George J. Gillespie, III         Director                  Partner in Cravath,
Cravath, Swaine & Moore          of FAEH                   Swaine & Moore
825 Eighth Avenue
New York  NY  10019

K. Thomas Kemp                   Executive Vice President  Executive Vice President
Fund American Enterprises        of FAEH, Director of      of FAEH
   Holdings, Inc.                FAEH, FAE and FFOG
The 1820 House, Main Street
Norwich  VT  05055-0850

Gordon S. Macklin                Director                  Chairman of White River
8212 Burning Tree Road           of FAEH                   Corporation
Bethesda  MD 20817


                                   10 of 11

                      ----------------------------------

                                                                Present
Name and                                                  Principal Occupation
Business Address               Office                        or Employment
----------------               ------                    --------------------
FAEH

Michael S. Paquette            Vice President &          Vice President &
Fund American Enterprises      Controller of FAEH,       Controller of FAEH
   Holdings, Inc.              Director of FAE and FFOG
The 1820 House, Main Street
Norwich  VT  05055-0850

Allan L. Waters                Senior Vice President &   Senior Vice President &
Fund American Enterprises      Chief Financial Officer   Chief Financial Officer
   Holdings, Inc.              of FAEH, Director of      of FAEH
The 1820 House, Main Street    FAE
Norwich  VT  05055-0850

Arthur Zankel                  Director                  Co-Managing Partner
First Manhattan Co.            of FAEH                   First Manhattan Co.
437 Madison Ave.
New York  NY 10022


FAE

Terry L. Baxter                President & Secretary     President & Secretary of FAE
Fund American Enterprises,     of FAE,
 Inc.                          Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850



FFOG

K. Thomas Kemp                 President                      (see above)
(see above)

Michael S. Paquette            Vice President & Secretary     (see above)
(see above)


                                   11 of 11